SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2004.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ☑     Form 40-F     ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     ☐      No     ☑

Table of Documents Filed

1.	Additions to ORIX’s Annual Consolidated Financial Results (April 1, 2003 - March 31, 2004) filed with the Tokyo Stock Exchange on Wednesday, June 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 24, 2004	By	/s/ Shunsuke Takeda

Shunsuke Takeda Director Deputy President and CFO ORIX Corporation

2004/6/23

Corporate Communications

ORIX Corporation
3-22-8 Shiba, Minato-ku, Tokyo 105-8683
JAPAN
Tel: (03) 5419-5102 Fax: (03) 5419-5901
E-mail: raymond_spencer@orix.co.jp

Additions to Consolidated Financial Results for fiscal 2004

     ORIX Corporation adds the information to the consolidated financial results for fiscal 2004, which we announced at April 26, 2004.

Additions:

1. Income Taxes

2. Pension Plans

1. Income Taxes

     Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes, and the provision for income taxes in fiscal 2004 and 2003 are as follows:

	Millions of		Millions of
	JPY		U.S. dollars
	Year	Year	Year
	ended March	ended March	ended March
	31, 2004	31, 2003	31, 2004
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes:
Domestic	80,163	35,884	759
Foreign	21,994	9,295	208

	102,157	45,179	967

Provision for income taxes:
Current—
Domestic	50,469	43,356	478
Foreign	3,950	612	37

	54,419	43,968	515

Deferred—
Domestic	(11,733)	(28,521)	(111)
Foreign	8,852	5,299	84

	(2,881)	(23,222)	(27)

Provision for income taxes	51,538	20,746	488

     The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2004 and 2003. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

     Under the provisions of FASB Statement No. 109 (“Accounting for Income Taxes”), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. The Amendments to Local Tax Laws, which were enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. During fiscal 2004, the statutory tax rate increased to 40.9%, due to the tuning of tax rate by each local tax authority. As a result, the net deferred tax liability decreased JPY2,420 million which decreased provision for income taxes in fiscal 2003, and increased JPY724 million ($7 million) which increased provision for income taxes in fiscal 2004.

     Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2004 and 2003 are as follows:

	Millions of		Millions of
	JPY		U.S. dollars
	Year	Year	Year
	ended March	ended March	ended March
	31, 2004	31, 2003	31, 2004
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	102,157	45,179	967

Tax provision computed at statutory rate	42,906	18,975	406
Increases (reductions) in taxes due to:
Change in valuation allowance	1,019	2,597	10
Charge-off of deferred tax assets recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries	5,586	—	53
Non-deductible expenses for tax purposes	744	1,013	7
Effect of a change in tax rate	724	(2,420)	7
Effect of lower tax rates on foreign subsidiaries and domestic life insurance subsidiary	(1,225)	(705)	(12)
Other, net	1,784	1,286	17

Provision for income taxes	51,538	20,746	488

     In fiscal 2004, JPY5,586 million ($53 million) of deferred tax assets which had been recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries was written down; due to the change in the management’s future tax plan, the temporary differences for these deferred tax assets will no longer reverse in the foreseeable future and, accordingly, should no longer be recognized.

     Total income taxes recognized in fiscal 2004 and 2003 are as follows:

	Millions of		Millions of
	JPY		U.S. dollars
	Year	Year	Year
	ended March	ended March	ended March
	31, 2004	31, 2003	31, 2004
Provision for income taxes	51,538	20,746	488
Income tax on discontinued operations	1,921	450	19
Income tax on extraordinary gain	421	2,206	4
Income tax on cumulative effect of a change in accounting principle	—	353	—
Income tax on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	15,179	(7,046)	144
Minimum pension liability adjustments	(2,573)	1,986	(25)
Foreign currency translation adjustments	(3,192)	(835)	(31)
Net unrealized gains (losses) on derivative instruments	2,111	(445)	20

Total income taxes	65,405	17,415	619

     The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2004 and 2003 are as follows:

	Millions of		Millions of
	JPY		U.S. dollars
	March	March	March
	31, 2004	31, 2003	31, 2004
Assets:
Net operating loss carryforwards	11,209	25,887	106
Allowance for doubtful receivables on direct financing leases and probable loan losses	31,239	25,514	296
Other operating assets	3,703	2,887	35
Accrued expenses	11,219	8,088	106
Other	17,127	17,730	162

	74,497	80,106	705
Less: valuation allowance	(10,792)	(10,029)	(102)

	63,705	70,077	603
Liabilities:
Investment in direct financing leases	97,707	117,314	925
Investment in operating leases	5,280	3,899	50
Investment in securities	17,214	2,210	163
Deferred life insurance acquisition costs	11,640	8,749	110
Policy liabilities	4,040	5,709	38
Undistributed earnings	21,719	14,797	206
Prepaid benefit cost	10,937	10,223	103
Other	2,845	5,619	27

	171,382	168,520	1,622

Net deferred tax liability	107,677	98,443	1,019

     Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance in fiscal 2004 and 2003 were increases of JPY763 million ($7 million) and JPY 2,412 million, respectively.

     Certain subsidiaries have net operating loss carryforwards of JPY47,606 million ($450 million) and JPY55,739 million at March 31, 2004 and 2003, respectively, which expire as follows:

	Millions of		Millions of
	JPY		U.S. dollars
	March	March	March
	31, 2004	31, 2003	31, 2004
2004	—	3,231	—
2005	3,005	3,331	28
2006	5,794	6,150	55
2007	1,505	2,111	14
2008	1,434	2,070	14
2009	2,723	—	26
2009 and thereafter	—	38,846	—
2010 and thereafter	33,145	—	313

Total	47,606	55,739	450

     As of March 31, 2004 and 2003, deferred tax liabilities of JPY10,529 million ($100 million) and JPY8,889 million have not been recognized for JPY81,621 million ($772 million) and JPY84,909 million of undistributed earnings of certain foreign subsidiaries as it is the Company’s intention to permanently reinvest those earnings. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

     Net deferred tax assets and liabilities at March 31, 2004 and 2003 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of		Millions of
	JPY		U.S. dollars
	March	March	March
	31, 2004	31, 2003	31, 2004
Other assets	14,557	17,588	138
Income taxes: Deferred	122,234	116,031	1,157

Net deferred tax liability	107,677	98,443	1,019

2. Pension Plans

     The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination. The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

     The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2004 and 2003 is as follows:

	Millions of		Millions of
	JPY		U.S. dollars
	Year	Year	Year
	ended March	ended March	ended March
	31, 2004	31, 2003	31, 2004
Change in benefit obligation:
Benefit obligation at beginning of year	74,688	66,715	707
Service cost	3,737	4,060	35
Interest cost	1,655	1,728	16
Plan participants’ contributions	255	535	2
Plan amendments	—	(3,076)	—
Actuarial loss	2,478	6,332	23
Foreign currency exchange rate change	(484)	(345)	(5)
Benefits paid	(1,522)	(1,653)	(14)
Plan curtailment	(132)	(69)	(1)
Settlements	(407)	—	(4)
Special termination benefits	—	1	—
Acquisition and other	916	460	9

Benefit obligation at end of year	81,184	74,688	768

Change in plan assets:
Fair value of plan assets at beginning of year	54,492	55,418	516
Actual return on plan assets	6,457	(7,718)	61
Employer contribution	6,925	7,719	66
Plan participants’ contributions	255	535	2
Benefits paid	(1,371)	(1,239)	(13)
Foreign currency exchange rate change	(287)	(261)	(3)
Settlements	26	—	0
Acquisition and other	187	38	2

Fair value of plan assets at end of year	66,684	54,492	631

The funded status of the plans:
Funded status	(14,500)	(20,196)	(137)
Unrecognized prior service cost	(2,545)	(2,802)	(24)
Unrecognized net actuarial loss	39,587	45,170	375
Unrecognized net transition obligation	351	359	3

Net amount recognized	22,893	22,531	217

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	26,740	25,119	253
Accrued benefit liability	(17,376)	(9,787)	(164)
Intangible asset	84	112	1
Accumulated other comprehensive loss, gross of tax	13,445	7,087	127

Net amount recognized	22,893	22,531	217

     The accumulated benefit obligations for all defined benefit pension plans were JPY66,642 million (US$631 million) and JPY55,435 million, respectively, at March 31, 2004 and 2003.

     The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were JPY35,918 million (US$340 million), JPY31,733 million (US$300 million) and JPY15,069 million (US$143 million), respectively, at March 31, 2004 and JPY35,147 million, JPY23,903 million and JPY14,383 million, respectively, at March 31, 2003.

     Net pension cost of the plans for fiscal 2004 and 2003 consists of the following:

	Millions of		Millions of
	JPY		U.S. dollars
	Year	Year	Year
	ended March	ended March	ended March
	31, 2004	31, 2003	31, 2004
Service cost	3,737	4,060	36
Interest cost	1,655	1,728	16
Expected return on plan assets	(1,231)	(1,534)	(12)
Amortization of unrecognized transition obligation	8	11	0
Amortization of unrecognized net actuarial loss	2,386	1,588	23
Amortization of unrecognized prior service cost	(272)	(272)	(3)
Plan curtailment and settlements	229	13	2

Net periodic pension cost	6,512	5,594	62

     The Company and certain subsidiaries use a March 31 measurement date for the majority of its plans.

     Significant assumptions of domestic and foreign pension plans used to determine these amounts are as follows:

	Year	Year
	ended March	ended March
Domestic	31, 2004	31, 2003
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	2.0%	2.0%
Rate of increase in compensation levels	1.9%	1.7%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.0%	2.5%
Rate of increase in compensation levels	1.7%	2.2%
Expected long-term rate of return on plan assets	2.0%	2.5%

	Year	Year
	ended March	ended March
Foreign	31, 2004	31, 2003
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	5.7%	6.3%
Rate of increase in compensation levels	0.1%	4.0%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	6.3%	7.0%
Rate of increase in compensation levels	4.0%	4.3%
Expected long-term rate of return on plan assets	8.5%	9.3%

     The Company and certain subsidiaries determine the expected long-term rate of return on plan assets annually based on the composition of the pension asset portfolios of the plan year and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. The Company and certain subsidiaries use a number of factors to determine the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

     The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2004 and 2003 are as follows:

	March	March
	31, 2004	31, 2003
Equity securities	30.2%	43.8%
Debt securities	31.4	43.6
Life insurance company general accounts	6.2	7.1
Short-term financial instruments	31.0	4.4
Other	1.2	1.1

Total	100.0%	100.0%

     Life insurance company general accounts in the above table are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.

     The Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. The Company and certain subsidiaries formulate policy portfolio appropriate to produce the expected long-term rate of return on plan assets, and ensure that plan assets are allocated under this policy portfolio. The Company and certain subsidiaries periodically have an external consulting firm monitor the results of actual return and revise the policy portfolio if necessary.

     Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of JPY203 million (US$2 million) at March 31, 2004.

     The Company and certain subsidiaries expect to contribute JPY7,409 million (US$70 million) to those pension plans during the year ending March 31, 2005.

     In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

     The Company abolished this unfunded termination plans at June 2003.

     Total provisions charged to income for all the plans including the defined benefit plans are JPY9,564 million (US$90 million) and JPY7,094 million, in fiscal 2004 and 2003, respectively.